Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

July 13, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Touchstone Funds Group Trust (the “Registrant”) - REFILE ONLY
Registration Statement on Form N-14 - File No. 333-225561
To the Commission:
On behalf of the Registrant, electronically transmitted herewith is an exact copy of the Registrant’s Registration Statement on Form N-14 that was originally filed on June 11, 2018 relating to the issuance of common shares (Class A, Class C, Class Y, and Institutional Class shares) in connection with the reorganization of Touchstone Small Cap Value Opportunities Fund, a series of Touchstone Strategic Trust, into Touchstone Small Cap Value Fund, a series of the Registrant.
Ms. Shawn Davis of the Commission advised us that on the date of the original N-14 filing (June 11, 2018), there was a technical error in the EDGAR system that prevented the series and class identifiers from correctly picking up the names of the funds and share classes. This filing is being made pursuant to the request of Ms. Davis solely in order to correct this technical error. Pursuant to conversations with the staff of the Commission, please back-date this corrected filing to the original filing date of June 11, 2018. In addition, the effective date of the N-14 should also be back-dated to July 11, 2018, the effective date of the original filing.
Please contact Debby Eades, Esq. of Vedder Price P.C. at (312) 609-7661 or the undersigned at (513) 357-6029 if you have any questions.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz, Esq.